April 3, 2018

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Robyn Manuel

Re: CleanSpark, Inc.

Form 10-K for Fiscal Year Ended September 30, 2017

Filed January 16, 2018

File No. 0-53498

Dear Ms. Manuel:

I write on behalf of CleanSpark, Inc. (the “Company”) in response to Staff’s letter (the “Comment Letter”) of February 28, 2018, by William H. Thompson, Branch Chief of the Office of Consumer Products, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K filed by the Company on January 16, 2018.

Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Notes to Consolidated Financial Statements, page F-6

Note 4. Business Acquisition, page F-10

1. We have reviewed your response to comment one. For each asset that is at risk of material impairment at the most recent balance sheet date (for example the Flexpower system, goodwill, and other intangibles), we believe MD&A should be revised to:

▪	disclose the extent by which fair value or undiscounted cash flows, as applicable, exceeded carrying value as of the date of the most recent impairment test;
▪	provide a description of the methods and key assumptions used to determine the fair value and expected cash flows of the assets and how those key assumptions were determined;
▪	include a discussion of the degree of uncertainty associated with the key assumptions (for example, the valuation model assumes the following contract awards within a designated time frame and growth rates of over 20%); and
▪	Include a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions (for example, if contract discussions with Macerich do not materialize,
▪	further asset impairments of what magnitude and in what periods may be recorded).

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Please confirm you will endeavor to provide disclosures of this nature in future filings, where applicable.

In response to this comment, the Company will endeavor to provide disclosures of this nature in future filings, where applicable.

In responding to the Comment Letter, the Company acknowledges that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Zachary Bradford

Zachary Bradford

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